July 24, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

Washington, D.C. 20549

RE: Comment letter received on June 19, 2013 for Galenfeha, Inc. S-1

Dear Mr. Ingram,

This letter is in response to comments we received from you in by mail on June 19, 2013.  We have updated our S-1 filing that addresses your comments per your request.

General

Comment

1.  Your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company.  In this regard, we note the following:

o

you are a development stage company with no revenues and have received a going concern opinion from your auditor;

o

you issue penny stock;

o

you have nominal assets consisting only of cash; and

o

you anticipate that you will need additional funding to implement your business plan, but there appear to be no efforts or current plans for obtaining this funding.

These facts suggest that you are a blank check company and thus the terms of your offering should comply with Rule 419 under the Securities Act of 1933, as amended. Please revise this registration statement accordingly.  Please see Rule 419 and Securities Act Release No. 6932 (April 13, 1992).

Response

We respectfully acknowledge your comments as to our status as a blank check company, however, since our initial filing, we have significantly increased our assets outside of cash and have raised sufficient funds to operate for the next 12 months and consider ourselves a Development Stage, Emerging Growth Company.  We believe in the next 12 months, we will be in production with our products.

Comment

2.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response

All initial communication was done by either phone calls or in-person.  All Shareholders were provided a private placement memorandum, and a share purchase agreement which states that they had read the share purchase agreement and understood the risk involved with their investment.

Comment

3.  Your offering appears to be an indirect primary offering by or on behalf of the registrant under Rule 415(a)(4) of Regulation C.  Because you do not qualify to conduct a primary offering “at the market,” please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, resales will be made on a prompt and continuous basis, and the selling shareholders will be identified as underwriters.

Response

Since our initial filing, we ask the commission to review our prospectus, which we feel we are no longer a blank check company and now qualify as a development stage company.  We have also revised the language in our offering to read as follows:

The sales price to the public is fixed at $0.05 per share for the duration of the offering. We intend to contact an authorized OTCBB market maker for sponsorship of our securities on the OTCBB, upon effectiveness of this registration statement. However, there is no guarantee our common stock will be accepted for quotation on the OTC Bulletin Board. If our common stock becomes quoted on the Over the Counter Bulletin Board, then the sales price to the public will vary according to the selling decisions of each selling shareholder and the market for our stock at the time of resale.

Comment

Prospectus Summary, page 4

The Company, Page 4

4.  Please revise your prospectus, here and throughout, particularly in the Description of Business section on page 14, to describe your proposed business in greater detail.  You currently give no indication of your expected future source of revenue, the expected timeline to receipt of that revenue, or the manner in which the research and development to develop your product.  The disclosure you provide is limited to stating that you “intend [to] develop new technology to more efficiently produce sustainable energy.” Please indicate what form of technology or product you intend to develop, as well as what form of sustainable energy you intend to improve the efficiency of.  You state on page 15 that “once this technology is developed … large scale energy producers will want to implement our technology,” yet provide no indication of what your technology consists of or what advantage it will hold for large scale energy producers.  Similarly, please clarify what the source of revenue for your company will be.  If you are selling products, describe the product; if you intend to license intellectual property, explain the subject matter of that intellectual property.

Response

We have revised our business plan throughout the prospectus, to clarify the direction of the company.  Since our initial filing, our business has matured, and we are currently developing a new product for natural gas producers.

Comment

Emerging Growth Company Status, page 4

5.  You state in the final sentence under this heading that you intend to take advantage of the extended compliance period for new or revised accounting standards extended to emerging growth companies by the JOBS Act.  However, on page nine you “irrevocably elect not to avail yourself of this exemption from new or revised accounting standards.” Please revise to correct this discrepancy.

Response

We have revised and correct the language on page nine to remove the discrepancies as described.

Comment

Risk Factors

Risks Related to Our Company, page 5

Our Directors, and current President and Chief Executive officer may be involved with other business interests, page 6

6.  Please explain the risks referred to in this heading in greater detail.  Please describe the potential obligations which could cause your business to lose Mr. Ketner.  Please also describe in greater detail the risks posed by the fact that your “Directors hold other business interests.”

Response

We have revised the language in this disclosure to explain in greater detail.

Comment

We have requirements for and there is an uncertainty of access to additional capital, page 6

7.  Please describe in greater detail here and in MD&A as applicable the expected development costs of your company.  In addition, please describe in greater detail your plans, if any, to fund your business.  Please also describe in greater detail the shortfall between your current operating funds and those needed to complete your intended plan of operations.  Please combine this heading with the subsequent heading if appropriate.

Response

The development cost for our first product has been described in detail.  Please review the revised MD&A, as we outline what we anticipate our operating cost to be over the next 12 months.

Comment

Our officers and directors may have a conflict of interest with the minority shareholders, page 7

8.  Please clarify the identity of the “affiliates” referred to in the penultimate sentence under this heading.

Response

We have reviewed and replaced the term "affiliates" with the "directors and officers" to clarify the statement.

Comment

The lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws, page 7

9.  Please revise your disclosure under this heading, which states only Mr. Ketner has experience managing a publicly traded company, with the disclosure reading Mr. Owston’s experience on the Board of Kelyniam Global provided on page 19.

Response

We have removed this section upon review of the Mr. Owstons’ experience on the Board of Kelyniam Global, Inc.

Comment

Risks Related to Our Capital Stock, page 8

Our articles of incorporation provide for indemnification of officers and directors at our expense and limit their liability which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors, page 8

10. You state here that your articles of incorporation provide for the indemnification of your directors, officers, employees and agents under certain circumstances.  You state on page 23 that your articles do not contain any such provision.  Please revise to correct this discrepancy.

Response

We have revised the amendment to the S-1 to correct the discrepancy with the language in the Indemnification of Officers and Directors section on page 23 and previously filed Articles of Incorporation.

Comment

11. You state that “we will also bear the expenses of such litigation… upon such person’s written promise to repay us.” Please describe the location of the provision, if such exists, creating this obligation on the part of your company.  It does not appear to be in the articles or bylaws filed with the Commission.

Response

We have removed the risk factor in the amendment to the S-1 to correct the discrepancy. Per our statement on page 23 and Article 10 of our Articles of Incorporation, Galenfeha will not indemnify nor bear any of the expense of litigation for any Director and Officer.

Comment

Our common stock is considered a penny stock, which may be subject to restrictions on marketability, so you may not be able to sell your shares, page 9

12. Please revise the first sentence under this heading to indicate that you are currently subject to the penny stock rules.

Response

We have revised the S-1 to disclose that our company is currently subject to penny stock rules.

Comment

Forward-looking Statements, page 11

13. Please explain or revise the third sentence under this heading, which reads “[f]urther any safe harbor protections implied or stated do not apply to any statements made in connection with the offer.”

Response

Upon review, we have revised the "forward looking statements" section as shown below.

“Some of the statements in this Prospectus are “forward-looking statements.”  These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.  These factors include, among others, the factors set forth above under “Risk Factors.”  The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements.  We caution you not to place undue reliance on these forward-looking statements.  We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a penny stock issuer and thus we may not rely on the statutory safe harbor from liability for forward-looking statements.  Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with this offering.”

Comment

14. We note your references to “forward-looking statements within the meaning of Section 27A of the … Securities Act … and Section 21E of the Exchange Act.” Please note that the forward-looking statement safe harbors provided by the Private Securities Litigation Reform Act are not available in the context of an initial public offering or for penny stock issuers

Response

We have revised the Forward Looking Statements section to include the disclosure required as shown below.

“However, the Private Securities Litigation Reform Act of 1995 is not available to us as a penny stock issuer and thus we may not rely on the statutory safe harbor from liability for forward-looking statements.”

Comment

Selling Security Holders, page 11

15. You state that “[t]he common shares being offered for resale by the selling security holders consist of … common stock held by 39 shareholders.” However, you only list 38 selling shareholders.  Please revise.

Response

We have revised the number of selling security holders to correct the discrepancy. There are 38 selling shareholders.

Comment

16. We note your disclosure that selling security holder Jason Strain beneficially owns  40,000 shares.  In Item 11 of the Form D you filed on April 18, 2013, you disclosed that the minimum investment you accepted from any outside investor was $2,500.  Under this heading, you disclose that the shares sold in your private offering were at an offering price of $0.025, which indicates that you received $1,000 from Mr. Strain.  Please supplementally explain this inconsistency.

Response

We have revised the disclosure to include the additional information that Mr. Strain contributed an additional $1,500 to comply with the Regulation D requirement for a $2500 minimal investment threshold.

Comment

Description of Business, page 14

17. Please thoroughly revise this section to describe, in clear and precise terms, what your business model consists of.  Please see our comment above.  In addition, please ensure that your next amendment includes the disclosure called for Items 401(h)(4)(i), (iii), (iv), and Item 401(h)(5).

Response

We have revised this section, and throughout the prospectus that more clearly describes our business description which includes the disclosure aforementioned.  The MD&A outlines projected cost of the development of our first prototype, and operating cost over the next 12 months.

Comment

18. You state no person other than Mr. Ketner has acted as a promoter of Galenfeha.  This conflicts with your disclosure on page 22 that all of your directors may be considered promoters of Galenfeha.  Please revise.

Response

We have removed this statement, and are now consistent throughout the disclosure that all of our directors may be considered promoters of the company.

Comment

19. You state that there are any agreements with you pursuant to which Mr. Ketner is to receive any from you or provide you anything of value.  It appears that you owe Mr. Ketner $615 of incorporation costs and have an employment agreement with him.  Please revise appropriately.

Response

We have clarified the employment agreement with Mr. Ketner throughout the prospectus and filed a copy of the Key Executive Employment Compensation Agreement. Mr. Ketner was repaid in cash on April 4, 2013 as a business expense.

Comment

20. In the second paragraph on page 15 you state that “we believe we currently have the technology to start producing energy with Galenfeha technology.” Under the heading Market Analysis on that page you state that “[w]e believe we have a better way to generate energy production … providing a cleaner solution than what exist[sic] today.” On page 17, in bullet point 14, you refer to “existing products.”  Please revise or explain these statements, which run contrary to your statements that (a) you have no product or technology, and (b) you will be providing services to energy producers, rather than producing energy yourself.

Response

The language throughout this prospectus has been amended to resolve contrary statements and to clarify our intended business model.

Comment

Description of Property, page 16

21. Please revise the disclosure under this heading to clarify that your space is leased, as stated on page 17.  Please see Item 102 of Regulation S-K, which calls for the disclosure of properties not held in fee.

Response

We have updated the description of the property to include items required by Regulation S-K. The lease agreement is filed with this amendment as Exhibit 10.1

Comment

Market for Common Equity and Related Stockholder Matters, page 16

22. Please revise to include the information called for by Item 201(a)(2) of Regulation S-K

Response

We have revised the disclosure to include the information required by Item 201(a)(2) of Regulation S-K.

Comment

Management’s Discussion and Analysis of Financial Condit ion and Results of Operations, page 17

23. Please revise to include a detailed discussion of the costs and capital expenditures associated with your plan operation, including but not limited to the costs of opening your offices and research and development facilities, research and development itself, maintaining your status as a public company and hiring the contractors you contemplate working with.  Please see Item 303(a)(2)(i).

Response

We have revised the MD&A and have given a more detailed outline of our anticipated future cost for the next 12 months.

Comment

Plan of Operations, page 17

24. Please reconcile the statement in the second sentence under this heading that you believe you have sufficient funding for the next 12 months with the numerous portions of your prospectus stating that you will need further financing and relating to your status as a going concern.

Response

We have revised this paragraph and the language throughout our plan of operations.

Comment

25. The third paragraph under this heading states that your business activities and related expenses in each phase will be affected from the proceeds from the sales of shares in this offering received by the Company.  The final sentence of the first paragraph on page 18 makes a reference to your company operating for at least 12 months due to this offering. The Company will not be receiving any proceeds from this offering.  Please revise.

Response

We have revised this paragraph and the language throughout our plan of operations.

Comment

26. Please supplementally provide us the information supporting your 2013 Statement of Work, including your movement from opening your search and development facility in June to having products at market within six months.

Response

At the time of filing the initial prospectus on May 23, 2013, we had not signed a lease for a facility to house the executive offices as well as our research and development facility.  The lease was signed on June 20, 2013, to provide space for our research and development facility and executive offices. This action signifies that we are on track for meeting our 2013 statement of work for June.  We have updated this disclosure in our plan of operations.

Comment

27. You state in the first sentence of the final paragraph under this heading that Mr. Ketner contributed $7,500 to the company in exchange for equity on March 20, 2013.  You state on page 23 that this transaction occurred on March 31, 2013.  Please revise to resolve this discrepancy.

Response

Mr. Ketner contributed $7,500 on March 20, 2013, but stock was not issued until March 31, 2013.  We have corrected these inconstancies.

Comment

Results of Operations for the Period from Inception through March 31, 2013, page 17

28. You state in the third paragraph under this heading that your proposed business is an “on-line ergonomic product retailer.” Please revise.

Response

We have revised the language in our results of operation to include the second quarter of 2013 and remove the incorrect description of our business operations.

Comment

Directors, Executive Officers, Promoter and Control Persons, page 18

29. Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director, as well as the business experience for each director over the past five years.  See Item 401(e)(1) of Regulation S- K.  Please also ensure that disclosure regarding other directorships held in the last five years is included.  See Item 401(e)(2) of Regulation S-K.  We note your disclosure that Mr. Owston was on the Board of Kelyniam Global, Inc., but you do not provide a timeframe for his duration as director.

Response

We have revised the biographies of the directors to disclose the specific business experience, qualifications, attributes and skills that lead to the selection of each director, including timeframes, titles and duties during their tenure.

Comment

30. Please clarify the third sentence of Mr. Ketner’s biography, which reads in salient part “he has a successful track record of Directing Public Companies, Securities Law, U.S. and International Regulatory Agencies.”

Response

We have revised and clarified Mr. Ketner's experience directing a public company, compliance with US securities laws, as well as a working knowledge of international regulatory requirements acquired during his tenure at Kelynium Global, Inc.

Comment

Significant Employees, page 20

31. Please explain the second sentence under this heading, and describe the financing referred to by the language “funding pursuant to our business plan.”

Response

The language in the third sentence was incorrect and has been changed.

Comment

Executive Compensation, page 20

32. Your disclosure that there is an executive employment compensation agreement with Mr. Ketner contradicts multiple statements elsewhere in this prospectus that no arrangements have been made for paying cash to officers or directors, including in the subsequent paragraph.  Please revise throughout your prospectus.

Response

We have revised our references to compensation for directors and officers throughout the prospectus. Only one arrangement exists; that with Mr. Ketner. We have filed the Executive Employment and Compensation Agreement with this amendment, Exhibit 10.2.

Comment

33. Please revise your summary compensation table, which displays Mr. Ketner having a salary of $24,000, but receiving $0 total compensation.

Response

We have revised the summary compensation table to reflect the correct annual compensation and amounts paid to date. Although Mr. Ketner's annual salary is $36,000, the inception of his contract began on April 17, 2013 and as of this filing, Mr. Ketner has received $12,000.

Comment

Security Ownership of Certain Beneficial Owners and Management, page 22

34. Please revise the final sentence under this heading, which states that your company has only one shareholder.

Response

We have revised the language in this section. We feel the current board will serve our need in the foreseeable future.

Comment

Certain Relationships and Related Transactions, page 22

35. Please revise this section to include the disclosure called for by Item 404(c) of Regulation S-K regarding your promoter(s).

Response

This section has been revised to comply with Item 404© of Regulation S-K.

Comment

Recent Sales of Unregistered Securities, page 23

36. Please ensure that the dates and exemptions from registration for each of the transactions described here are disclosed.  Please see Items 701(a) and 701(d) of Regulation S-K.

Response

We have revised the language in the disclosure to reflect information relating to all previous sales of our common stock exempt from registration in reliance on the exemption under Rule 505 of Regulation D of the Securities Act of 1933.

Comment

Signatures, page 26

37. Please ensure that the next amendment is signed by a majority of your Board of Directors, as well as by Mr. Ketner acting in his capacities as CEO, CFO, and Principle Accounting Officer.  Please see Instruction 1 to the Signatures section of Form S-1, on page seven of that form.

Response

We have included signatures of all members of the board of directors.

Comment

Exhibit 23.1

38. It appears that you have provided your auditor’s report on your financial statements instead of the consent from your auditors.  Please amend your filing to provide consent from your independent auditors.

Response

We have corrected and provided the consent letter from our auditors as Exhibit 23.1

We have also enclosed a revised S-1 that reflects the changes noted above for your approval.

Please feel free to contact me at (800) 280-2404 at any time if you require additional information, or have additional questions.

Kind regards,

/s/ James Ketner

James Ketner

President/CEO

Galenfeha, Inc.
www.galenfeha.com